Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of the Company.

This announcement appears for information purpose only and does not constitute an invitation or offer to Shareholders or any other persons to acquire, purchase or subscribe for any securities of the Company in Hong Kong, the United States or elsewhere, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or invitation to subscribe for securities, and is provided for information only. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession the information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdictions. Securities referred to in this announcement have not been issued, registered in accordance with any securities laws and regulations or allowed to be offered to public or to circulate in Hong Kong, the United States, or elsewhere. No representation is made that any such securities will be issued or so registered or allowed to be offered to the public or circulated in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration under the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements.

GRAPHEX GROUP LIMITED

烯石電動汽車新材料控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6128)

POLL RESULTS OF THE ANNUAL GENERAL MEETING

At the annual general meeting of Graphex Group Limited (the “Company”) held on Friday, 27 June 2025 (the “AGM”), all proposed resolutions as set out in the notice of the AGM dated 30 April 2025 were taken by poll. Unless otherwise defined, capitalised terms used herein shall have the same meanings as defined in the circular of the Company dated 30 April 2025.

The Company’s Hong Kong branch share registrar, Tricor Investor Services Limited, was appointed as the scrutineer at the AGM for the purpose of vote-taking. The poll results in relation to all the resolutions proposed at the AGM are as follows:

	Ordinary resolutions	Number of votes cast and percentage of total number of votes cast
		For	Against
1.	To receive and consider the audited financial statements and the reports of the directors and the auditors of the Company for the year ended 31 December 2024	315,340,944 (99.85%)	479,500 (0.15%)

2.	(a) To re-elect Ms. Tam Ip Fong Sin as an Independent Non-executive Director of the Company	314,965,464 (99.73%)	854,980 (0.27%)

	(b) To re-elect Mr. Wang Yuncai as an Independent Non-executive Director of the Company	314,979,624 (99.73%)	840,820 (0.27%)

	(c) To re-elect Mr. Liu Kwong Sang as an Independent Non-executive Director of the Company	314,980,624 (99.73%)	839,820 (0.27%)

	(d) To re-elect Mr. Tang Zhaodong as an Independent Non-executive Director of the Company	7,504,318 (2.38%)	308,316,126 (97.62%)

3.	To authorize the board of directors of the Company (the “Board”) to fix the remuneration of all the directors of the Company for the year ending 31 December 2025	315,021,664 (99.75%)	798,780 (0.25%)

4.	To re-appoint Crowe (HK) CPA Limited as the auditors of the Company for Hong Kong financial reporting purpose and to authorize the Board to fix their remuneration for the year ending 31 December 2025	315,151,224 (99.79%)	669,220 (0.21%)

5.	To appoint SFAI Malaysia PLT as the auditors of the Company for the U.S. financial reporting purpose and to authorize the Board to fix their remuneration	315,150,044 (99.79%)	670,400 (0.21%)

6.	To grant a general mandate to the directors of the Company to repurchase shares of the Company not exceeding 10% of the aggregate nominal amount of the existing issued share capital	313,981,904 (99.42%)	1,838,540 (0.58%)

7.	To grant a general mandate to the directors of the Company to allot, issue and deal with additional shares in the Company not exceeding 20% of the aggregate nominal amount of the existing issued share capital	313,663,324 (99.32%)	2,157,120 (0.68%)

8.	To extend the general mandate granted to the directors of the Company to allot, issue and deal with shares by the number of shares repurchased	313,745,704 (99.34%)	2,074,740 (0.66%)

As more than 50% of the votes were cast in favour of the above resolutions (save for resolution numbered 2(d)), they were duly passed as ordinary resolutions at the AGM.

As at the date of the AGM, the total number of issued shares of the Company was 938,987,722 shares, which was the total number of shares of the Company entitling the holders to attend and vote on all resolutions proposed at the AGM. No Shareholder was entitled to attend but was required to abstain from voting in favour at the AGM pursuant to Rule 13.40 of the Listing Rules. No Shareholders have stated their intention in the circular to vote against or to abstain from voting on any of the resolutions at the AGM. It was noted that there were no restrictions on any Shareholders to cast votes on any of the proposed resolutions at the AGM.

The following Directors attended the AGM, namely Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross and Mr. Liu Kwong Sang.

RETIREMENT OF DIRECTOR

As resolution numbered 2(d) regarding the re-election of Mr. Tang Zhaodong as a non- executive director of the Company was not passed at the AGM, Mr. Tang Zhaodong retired by rotation as an independent non-executive director of the Company and ceased to be a member of the Board at the conclusion of the AGM held on 27 June 2025 in accordance with the Bye-laws of the Company.

By Order of the Board
Graphex Group Limited Lau Hing Tat Patrick
Chairman

Hong Kong, 27 June 2025

As at the date of this announcement, the executive Directors are Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross and Mr. Qiu Bin; the non-executive Director is Mr. Ma Lida; and the independent non- executive Directors are Ms. Tam Ip Fong Sin, Mr. Wang Yuncai and Mr. Liu Kwong Sang.

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